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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                           AMENDMENT NO. 13
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                 ------------------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                 ------------------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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


                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997, January
16, 1997, January 21, 1997, January 28, 1997, February 3, 1997,
February 12, 1997 and March 7, 1997 (as amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On April 8, 1997, CSX and Norfolk entered into a letter agreement, pursuant to which, among other things, Norfolk shall have terminated the Norfolk Offer. A copy of such amendment has been filed as Exhibit (c)(16), is incorporated by reference herein and the foregoing summary description is qualified in its entirety by reference to such Exhibit.

     In connection with the foregoing, on April 8, 1997, Conrail, CSX and Purchaser entered into the Fourth Amendment to the Merger Agreement, pursuant to which, among other things, Norfolk shall be added as a co-bidder to the Offer and a co-acquiror pursuant to the Merger. A copy of such amendment has been filed as Exhibit (c)(17), is incorporated by reference herein and the foregoing summary description is qualified in its entirety by reference to such Exhibit.

     The terms and conditions of the Letter Agreement and the Fourth Amendment are described in the Third Supplement to the Offer to Purchase dated April 10, 1997, a copy of which is filed as Exhibit(a)(35) hereto, is incorporated by reference herein and the foregoing summary description is qualified in its entirety by reference to such Exhibit.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

    (a)(35) Third Supplement to the Offer to Purchase dated April 10, 1997 (incorporated by reference to Exhibit (a)(38) of the CSX
             14D-1).
    (c)(16) Letter Agreement between CSX and Norfolk, dated as of April 8, 1997 (incorporated by reference to Exhibit (c)(14) of the CSX
             14D-1).
    (c)(17)  Fourth Amendment to the Agreement and Plan of
             Merger, dated as of April 8, 1997, among CSX,
             Purchaser and Conrail (incorporated by
             reference to Exhibit (c)(15) of the CSX
             14D-1).

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          CONRAIL INC.



                          By   /s/  John A. McKelvey
                             -------------------------------------
                             Name:  John A. McKelvey
                             Title:  Senior Vice President--
                                     Finance


Dated as of April 10, 1997

                             EXHIBIT INDEX


Exhibit                Description                          Page No.
-------                -----------                          --------

*(a)(2)     Letter of Transmittal (incorporated by
            reference to Exhibit (a)(2) to the CSX
            14D-1).........................................
*(a)(3)     Text of press release issued by CSX dated
            December 6, 1996 (incorporated by reference
            to Exhibit (a)(7) to the CSX 14D-1)............
*(a)(4)     Letter to shareholders of Conrail dated
            December 6, 1996...............................
*(a)(5)     Form of Summary Advertisement dated
            December 6, 1996 (incorporated by reference
            to Exhibit (a)(5) to the CSX 14D-1)............
*(a)(6)     Opinion of Lazard Freres & Co. LLC
            (incorporated by reference to
            Exhibit (a)(14) to the Solicitation/
            Recommendation Statement on Schedule 14D-9
            of Conrail dated October 16, 1996, as
            amended, relating to the First Offer (the
            "First 14D-9"))................................
*(a)(7)     Opinion of Morgan Stanley & Co. Incorporated
            (incorporated by reference to
            Exhibit (a)(15) to the First 14D-9)............
*(a)(8)     Text of press release issued by Conrail and
            CSX dated December 10, 1996....................
*(a)(9)     Opinion of Lazard Freres & Co. LLC dated
            December 18, 1996..............................
*(a)(10)    Opinion of Morgan Stanley & Co. Incorporated
            dated December 18, 1996........................
*(a)(11)    Supplement to the Offer to Purchase dated
            December 19, 1996 (incorporated by reference
            to Exhibit (a)(15) to the 14D-1)...............
*(a)(12)    Text of press release issued by CSX and
            Conrail dated December 19, 1996................

Exhibit                Description                          Page No.
-------                -----------                          --------

*(a)(13)    Text of press release issued by Conrail
            dated December 20, 1996........................
*(a)(14)    Text of advertisement published by Conrail
            and CSX on December 10, 1996...................
*(a)(15)    Text of advertisement published by Conrail
            and CSX on December 12, 1996...................
*(a)(16)    Text of joint press release issued by
            Conrail and CSX dated January 9, 1997..........
*(a)(17)    Text of joint press release issued by
            Conrail and CSX dated January 13, 1997.........
*(a)(18)    Text of joint press release issued by
            Conrail and CSX dated January 15, 1997.........
*(a)(19)    Text of press release issued by Conrail
            dated January 19, 1997.........................
*(a)(20)    Text of press release issued by Conrail
            dated January 22, 1997 (incorporated by
            reference to Exhibit (a)(26) to the Norfolk
            14D-9).........................................
*(a)(21)    Text of press release issued by Conrail
            dated January 23, 1997 (incorporated by
            reference to Exhibit (a)(27) to the Norfolk
            14D-9).........................................
*(a)(22)    Text of press release issued by Conrail
            dated January 28, 1997 (incorporated by
            reference to Exhibit (a)(24) to the Norfolk
            14 D-9)........................................
*(a)(23)    Text of joint advertisement published by
            Conrail and CSX on January 29, 1997............
*(a)(24)    Text of press release issued by Conrail on
            January 31, 1997...............................
*(a)(25)    Text of joint press release issued by
            Conrail, CSX and Norfolk on January 31, 1997...
*(a)(26)    Text of press release issued by Norfolk
            dated February 10, 1997........................
*(a)(27)    Text of press release issued by Conrail
            dated February 10, 1997 .......................
*(a)(28)    Text of press release issued by CSX dated
            February 14, 1997 .............................

Exhibit                Description                          Page No.
-------                -----------                          --------

*(a)(29)    Text of press release issued by Conrail
            dated March 3, 1997............................
*(a)(30)    Supplement to the Offer to Purchase dated
            March 7, 1997 (incorporated by reference to
            Exhibit (a)(32) to the CSX 14D-1)..............
*(a)(31)    Text of press release issued by Conrail
            dated March 7, 1997............................
*(a)(32)    Letter to shareholders dated March 7, 1997.....
*(a)(33)    Opinion of Lazard Freres & Co. LLC dated
            March 7, 1997..................................
*(a)(34)    Opinion of Morgan Stanley & Co. Incorporated
            dated March 7, 1997............................
 (a)(35)    Third Supplement to the Offer to Purchase
            dated April 10, 1997 (incorporated by
            reference to Exhibit (a)(38) to the CSX
            14D-1).........................................
*(c)(1)     Agreement and Plan of Merger dated as of
            October 14, 1996 (incorporated by reference
            to Exhibit (c)(1) to CSX's and Purchaser's
            Tender Offer Statement on Schedule 14D-1
            dated October 16, 1996, as amended, relating
            to the First Offer (the "First
            CSX 14D-1"))...................................
*(c)(2)     First Amendment to Agreement and Plan of
            Merger dated as of November 5, 1996
            (incorporated by reference to Exhibit (c)(7)
            to the First CSX 14D-1)........................
*(c)(3)     Conrail Stock Option Agreement dated as of
            October 14, 1996 (incorporated by reference
            to Exhibit (c)(2) to the First CSX 14D-1)......
*(c)(4)     CSX Stock Option Agreement dated as of
            October 14, 1996 (incorporated by reference
            to Exhibit (c)(3) to the First CSX 14D-1)......
*(c)(5)     Voting Trust Agreement dated as of
            October 15, 1996 (incorporated by reference
            to Exhibit (c)(4) to the First CSX 14D-1)......

Exhibit                Description                          Page No.
-------                -----------                          --------

*(c)(6)     Employment Agreement of Mr. LeVan dated as
            of October 14, 1996 (incorporated by
            reference to Exhibit (c)(5) to the
            First 14D-9)...................................
*(c)(7)     Change of Control Agreement of Mr. LeVan
            dated as of October 14, 1996 (incorporated
            by reference to Exhibit (c)(6) to the
            First 14D-9)...................................
*(c)(8)     Answer and Defenses of Conrail, CSX and the
            individual defendants to Second Amended
            Complaint, and Counterclaim of Conrail and
            CSX in Norfolk Southern et al. v. Conrail
            Inc. et al., filed on December 5, 1996, in
            the United States District Court for the
            Eastern District of Pennsylvania
            (incorporated by reference to Exhibit (c)(8)
            to the Solicitation/Recommendation Statement
            on Schedule 14D-9 of Conrail dated
            November 6, 1996, as amended, relating to
            the Norfolk Offer).............................
*(c)(9)     Pages 4-5 and 9-14 of Conrail's Proxy
            Statement dated April 3, 1996 (incorporated
            by reference to Exhibit (c)(7) to the
            First 14D-9)...................................
*(c)(10)    Second Amendment to Agreement and Plan of
            Merger dated as of December 18, 1996
            (incorporated by reference to Exhibit (c)(6)
            to the 14D-1)..................................
*(c)(11)    Form of Amended and Restated Voting Trust
            Agreement (incorporated by reference to
            Exhibit (c)(7) to the 14D-1)...................
*(c)(12)    Text of opinion of Judge Donald VanArtsdalen
            of the United States District Court for the
            Eastern District of Pennsylvania as
            delivered from the bench on
            January 9, 1997................................
*(c)(13)    Text of STB Decision No. 5 of STB Finance
            Docket No. 33220 dated January 8, 1997.........

Exhibit                Description                          Page No.
-------                -----------                          --------

*(c)(14)    Third Amendment dated as of March 7, 1997 to
            the Agreement and Plan of Merger
            (incorporated by reference to
            Exhibit (c)(12) to the CSX 14D-1)..............
*(c)(15)    Form of Amended and Restated Voting Trust
            Agreement (incorporated by reference to
            Exhibit (c)(13) to the CSX 14D-1)..............
 (c)(16)    Letter Agreement between CSX and Norfolk,
            dated as of April 8, 1997 (incorporated by
            reference to Exhibit (c)(14) of the CSX
            14D-1).........................................
 (c)(17)    Fourth Amendment to the Agreement and Plan
            of Merger, dated as of April 8, 1997, among
            CSX, Purchaser and Conrail (incorporated by
            reference to Exhibit (c)(15) of the CSX
            14D-1).........................................


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* Previously filed